Exhibit 99.7

BROOKFIELD BUSINESS PARTNERS L.P.

FIRST AMENDMENT TO THE
AMENDED AND RESTATED MASTER SERVICES AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Master Services Agreement, dated as of June 1, 2016 (the “Agreement”) among Brookfield Asset Management Inc. (“Brookfield”), Brookfield Business Partners L.P. (“BBU”) and others is made as of the 15th day of March, 2022 by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on February 21st, 2022, the board of directors of the general partner of BBU approved a special distribution (the “Special Distribution”) of class A exchangeable subordinate voting shares (“Exchangeable Shares”) of Brookfield Business Corporation (“BBUC”) to the holders of limited partnership units of BBU (“Units”) and general partner units of BBU to be completed on the date hereof;

AND WHEREAS, the Exchangeable Shares will be structured with the intention of providing holders with an economic return equivalent to the Units, including identical distributions, and be exchangeable for Units on a one-for-one basis (subject to adjustment) (or for the cash equivalent, at the election of BBUC) in accordance with the terms of the Exchangeable Shares;

AND WHEREAS, the parties desire to amend the Agreement in connection with the Special Distribution to reflect the addition of BBUC as a Service Recipient and make certain other amendments to the terms and conditions of the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.13.1	“BBUC” means Brookfield Business Corporation;

1.1.21	“Exchangeable Shares” means Class A Exchangeable Subordinate Voting Shares of BBUC;

1.1.53.1	“Rights Agreement” has the meaning assigned thereto in Section 7.6.3;

1.1.66.1	“Special Distribution” means the special distribution of Exchangeable Shares to unitholders of BBP completed on March 15, 2022;

[Signature Page – Amendment to Master Services Agreement (BBUC)]

(b)	Section 1.1.46 is hereby deleted in its entirety and replaced with the following:

“Operating Entities” means, from time to time, the Persons in which the Holding Entities, directly or indirectly, hold interests and that (i) directly hold BBP’s operations and assets, or (ii) indirectly hold BBP’s operations and assets but all of the interests of which are not held, directly or indirectly, by the Holding Entities, other than, in the case of each of (i) and (ii), BBUC, and any Person in which the Holding Entities, directly or indirectly, hold interests for investment purposes only of less than 5% of the outstanding equity interests of that Person;

(c)	Section 1.1.60 is hereby deleted in its entirety and replaced with the following:

“Service Recipients” means BBP, the Holding LP, the Holding Entities, BBUC and, at the option of the Holding Entities, any entity in which any of the foregoing or any combination of the foregoing holds, directly or indirectly, all of the common equity or equivalent interests, excluding, for greater certainty, any Operating Entities;

(d)	Section 1.1.71 is hereby deleted in its entirety and replaced with the following:

“Trading Price” means, for any Quarter, with respect to any Unit or Security that is listed on a stock exchange or public quotation system, the volume-weighted average trading price of such Unit or Security on the Principal Exchange for the days on which the Unit or Security traded during such Quarter, provided that (i) where the Trading Price of such Unit or Security is calculated in any currency other than U.S. dollars, such amount will be converted to U.S. dollars for purposes of this Agreement in accordance with the applicable exchange rate, as determined by the Service Providers acting reasonably, and (ii) for the first Quarter of 2022, the trading price of the Units for the days on which the Units traded prior to the date of the Special Distribution shall be divided by 1.5 in order to account for the dilution resulting from the distribution ratio of one Exchangeable Shares for every Unit pursuant to the Special Distribution, to the extent not already accounted for in the official trading data of the relevant Principal Exchange;

2.	Amendments to Article 7

Article 7 is hereby amended by adding the following provision after Section 7.6.2:

7.6.3            BBP will reimburse Brookfield for any and all amounts actually paid to the rights agent (i) pursuant to the Rights Agreement between Brookfield and Wilmington Trust, National Association, dated as of March 15, 2022 (the “Rights Agreement”), including, but not limited to, in respect of services rendered, out-of-pocket expenses, counsel fees and other disbursements incurred in the administration and execution of the Rights Agreement and the exercise and performance of the rights agent’s duties thereunder, and (ii) in respect of any indemnification provided to the rights agent pursuant to the Rights Agreement.

ARTICLE 8
BROOKFIELD’S OBLIGATION AND CONSENT RIGHT

3.	Amendments to Article 8

Article 8 is hereby deleted in its entirety and replaced with the following:

8.1            Provision of Services to the Service Recipients

Brookfield’s sole obligation pursuant to this Agreement shall be to use its commercially reasonable efforts to cause its Subsidiaries (other than any member of the BBP Group) to provide Services to the Service Recipients, as applicable, in accordance with the direction of the Service Providers. Brookfield’s obligations pursuant to this Article 8 shall terminate at such time that all of the Service Providers cease to be Affiliates of Brookfield.

8.2            Consent to Issuance of Exchangeable Shares

Prior to the issuance by BBUC of any Exchangeable Shares, BBUC shall obtain the written consent of Brookfield, which consent shall be provided or withheld in Brookfield’s sole discretion, provided that Brookfield shall deliver its written decision on whether or not to provide such consent within 10 Business Days of receiving a written request from BBUC, in respect of such issuance. Brookfield shall be entitled to such consent right for as long as Brookfield is a party to the Rights Agreement.

4.	Amendments to Article 12

Article 12 is hereby amended by adding the following provision after Section 12.5.5:

12.5.5.1 if to BBUC:

Brookfield Business Corporation
Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023
USA

Attention:      Secretary

Fax number:   212-417-7196

5.	Effective Date

This Amendment shall be effective upon the date first written above.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

BROOKFIELD ASSET MANAGEMENT INC.

By:	“Kathy Sarpash”
Name: Kathy Sarpash Title: Senior Vice President

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner BROOKFIELD BUSINESS PARTNERS LIMITED

By:	“James Bodi”
Name: James Bodi Title: Vice President

BROOKFIELD BUSINESS L.P., by its managing general partner, BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	“James Bodi”
Name: James Bodi Title: Vice President

BROOKFIELD BBP CANADA HOLDINGS INC.

By:	“A.J. Silber”
Name: A.J. Silber Title: Senior Vice President

[Signature Page – Amendment to Master Services Agreement (BBUC)]

BROOKFIELD BBP US HOLDINGS LLC

By:	“Craig Laurie”
Name: Craig Laurie Title: President

BROOKFIELD BBP BERMUDA HOLDINGS LIMITED

By:	“James Bodi”
Name: James Bodi Title: Vice President

BROOKFIELD BUSINESS CORPORATION

By:	“A.J. Silber”
Name: A.J. Silber Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY), L.P. by its general partner, BROOKFIELD CAPITAL PARTNERS LTD.

By:	“A.J. Silber”
Name: A.J. Silber Title: Director

[Signature Page – Amendment to Master Services Agreement (BBUC)]

BROOKFIELD CANADIAN BUSINESS ADVISOR L.P. by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	“A.J. Silber”
Name: A.J. Silber Title: Senior Vice President

BROOKFIELD BBP CANADIAN GP L.P. by its general partner, BROOKFIELD CANGP LIMITED

By:	“A.J. Silber”
Name: A.J. Silber Title: Senior Vice President

BROOKFIELD INTERNATIONAL HOLDINGS INC.

By:	“Greg McConnie”
Name: Greg McConnie Title: Authorized Signatory

BROOKFIELD GLOBAL BUSINESS ADVISOR LIMITED

By:	“Philippa Elder”
Name: Philippa Elder Title: Director

[Signature Page – Amendment to Master Services Agreement (BBUC)]